TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                February 12, 2002


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Brantley Capital Corp


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR Ease System software, by E-Mail confirmation.

                                   Sincerely,



                                 Jeffrey A. Ruiz

Enclosures

                       UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. )

                  Brantley Capital Corp
          ---------------------------------------
                      NAME OF ISSUER:
              Common Stock (Par Value $ .01)
          ---------------------------------------
               TITLE OF CLASS OF SECURITIES
                         105494108
          ---------------------------------------
                       CUSIP NUMBER
                     December 31, 2001
          ---------------------------------------
                  (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]      Rule 13d-I(b)

                  [   ]    Rule 13d-I(c)

                  [   ]    Rule 13d-I(d)

CUSIP No. 105494108




1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
(B)       [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES               279,200*
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     279,200*
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         279,200*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.3%**


12.TYPE OF REPORTING PERSON

         HC,CO


* Included in this figure are the securities reported by Deutsche Banc Alex. Brown Inc. on the following cover page. Taunus expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities reported on this cover page

** Included in this percentage is the percentage of securities reported by Deutsche Banc Alex. Brown Inc. on the following cover page

CUSIP No. 105494108


1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Banc Alex. Brown Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(A)      [ ]
(B)      [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF     5. SOLE VOTING POWER
SHARES               279,200
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     279,200
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         279,200

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.3%


12.TYPE OF REPORTING PERSON

         BD

Item 1(a).        Name of Issuer:

                  Brantley Capital Corp (the  Issuer )

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 20600 Chagrin Blvd., Suite 1150, Cleveland, OH

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation ( Taunus ) and Deutsche Banc Alex. Brown Inc. ( DBAB)
                 (Taunus and DBAB together, the Reporting Persons ).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus and DBAB is 31 West 52nd Street, New York, New York, 10019.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock(the Common Stock).

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 A.    Taunus Corporation:

                 (a)    [   ]Broker or dealer registered under section 15
                        of the Act;

                 (b)    [   ]Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19)
                         of the Act;

                 (d)    [   ]Investment Company registered under section 8
                        of the Investment Company Act of 1940;

                 (e)    [   ]An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b)
                         of the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

                  B. Deutsche Banc Alex. Brown Inc.::

                 (a) [X] Broker or dealer registered under section 15 of the Act;

                 (b)    [   ] Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ] Insurance Company as defined in section 3(a)(19)
                         of the Act;

                 (d)    [   ] Investment Company registered under section 8
                        of the Investment Company Act of 1940;

                 (e)    [   ] An investment adviser in accordance with
                         Rule 13d-1(b)(1)(ii)(E);

                 (f)    [   ] An employee benefit plan, or endowment fund
                        in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [   ] A parent holding company or control person
                        in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ] A savings association as defined in section 3(b)
                         of the Federal Deposit Insurance Act;

                 (i)    [   ] A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ] Group,in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

Item 4.  Ownership.

                  (a)      Amount beneficially owned:

                           The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b)      Percent of class:

                           The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                   (c)     Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The Reporting Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002



                                TAUNUS CORPORATION



                                By:    /s/ James T. Byrne, Jr.
                                   --------------------------------------------
                                   Name:   James T. Byrne, Jr.
                                   Title:  Secretary

                           Consent of Deutsche Banc Alex. Brown Inc.
                           -----------------------------------------


                  The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Deutsche Banc Alex. Brown Inc. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12, 2002



                                  DEUTSCHE BANC ALEX. BROWN INC.



                                   By:                  /s/ James T. Byrne, Jr.
                                      -----------------------------------------
                                      Name:            James T. Byrne, Jr.



                                      Title:           Secretary